July 10, 2014

Cecilia D. Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Avis Budget Group, Inc. Form 10-K for Fiscal Year Ended December 31, 2013 Filed February 21, 2014 File No. 1-10308

Dear Ms. Blye:

Avis Budget Group, Inc. (the “Company”) writes in response to the Staff’s comment letter dated June 25, 2014.  For your convenience, we have included in italics the Staff’s comments as set forth in its letter and the Company’s response to each comment immediately below such comment. We are available at your convenience to discuss these matters to the extent that you deem appropriate.

1.
Your website and the Avis Agent website provide information for customers going to Syria, and the Avis websites for Hungary, Croatia and Ghana include Syria in the Country of Rental drop down menu. In addition, several third party websites purport to provide services for the rental of Avis vehicles in Syria, Sudan and Cuba. Syria, Sudan and Cuba are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not provide disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria since your letter to us dated December 30, 2011, and with Sudan and Cuba, whether through subsidiaries, affiliates, rewards partners, or other direct or indirect arrangements.

For instance we note that your Form 10-K and your website list as marketing partners, Air Canada, Air France, American Airlines, KLM, Lufthansa and Emirates Airline. Each of these companies is reported to have contacts with Syria, Sudan, and/or Cuba. In addition, Avisworld.com’s Skywards page for Emirates Airline includes Syria in its country of residence drop down menu; and Lufthansa’s Miles and More website includes Avis’ logo and information about Avis for redeeming miles to hire cars on its Sudan page. Your response should describe any products, equipment, components, technology or services you have provided to Syria, Sudan, and Cuba, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

RESPONSE:

The Company continues to take its obligations under the Homeland Security Act and risks related to terrorism very seriously. Since our response to the Staff on December 30, 2011, we have not conducted vehicle rental operations in Syria, Sudan or Cuba, directly or indirectly as a company, whether through subsidiaries, affiliates, rewards partners or any other direct or indirect arrangements.

The Staff notes that the Company maintains marketing relationships with several major airlines that are reported to have contacts with Syria, Sudan and/or Cuba. If any of those airlines does indeed have contacts with Syria, Sudan and/or Cuba, any such contacts that may exist are effectuated without the direct or indirect involvement, support or assistance of the Company. To be clear, the Company does not currently provide or anticipate providing any support or rental services of any kind through any of its subsidiaries, affiliates, rewards partners or any other form of direct or indirect arrangement to any of those countries. The Staff further notes that the avisworld.com website includes Syria in its drop-down menu for making a booking or obtaining a quote. As described in the Company’s letter to the Staff on December 30, 2011, this feature provides the Company the ability to identify prospective renters coming from Syria, but the Company does not currently provide or anticipate providing services in that country. The Company does not currently maintain or anticipate having any rental locations or employees located in Syria, Sudan or Cuba. We have not entered into any agreements, commercial arrangements or other contracts with the governments of Syria, Sudan or Cuba or any entities known to be controlled by those countries, and we do not anticipate entering into any such agreements, arrangements or contracts in the future.

2.
Please discuss the materiality of any contacts with Syria, Sudan and Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

RESPONSE:

As described in our response to the Staff’s comment #1, the Company does not provide support or rental services to Syria, Sudan and/or Cuba, nor does it conduct any direct or indirect operations in Syria, Sudan and/or Cuba. Accordingly, the Company does not have any associated operations, revenues, assets, liabilities or investment risks to disclose relative to any direct or indirect agreements, contracts, affiliations or arrangements pertaining to Syria, Sudan and/or Cuba.

* * *

On behalf of the Company, the undersigned acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (973) 496-3565 should you require further information or have any questions.

Very truly yours,

/s/ Michael K. Tucker

Michael K. Tucker
Executive Vice President and General Counsel